September 11, 2008

Mr. Jason Fox

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Dear Mr. Fox:

This letter is in response to your comments made to me via telephone concerning the 2007 Annual Report filed by the Timothy Plan (the “Trust”) for the Strategic Growth Portfolio Variable Series (the “Strategic Growth Portfolio”) and the Conservative Growth Portfolio Variable Series (the “Conservative Growth Portfolio”). The Trust notes the following comments:

1)	The President’s Letter contains no discussion of performance, market conditions, etc. for the Strategic Growth Portfolio and the Conservative Growth Portfolio.

2)

The Shareholder Expense Example and the Financial Highlights should include a note indicating that the performance does not include charges and expenses of insurance company separate accounts and that, if included, the returns would be lower.

3)

The Officers and Directors Table should include a note indicating that the Statement of Additional Information includes more information on the officers and is available upon request and without charge by calling a listed phone number.

4)	All related party payables should be disclosed separately in the Notes to the Financial Statements.

The Trust does not dispute your comments concerning its filing of the 2007 Annual Report on behalf of the Strategic Growth Portfolio and the Conservative Growth Portfolio. The Trust will ensure that these comments will be incorporated into future filings for the Strategic Growth Portfolio and Conservative Growth Portfolios.

Sincerely,

/s/ William Murphy

William J. Murphy

Manager, Fund Administration

Unified Fund Services